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                                            Exhibit 99(b).1


                          MERRILL LYNCH CAPITAL CORPORATION
                                World Financial Center
                                     North Tower
                                   250 Vesey Street
                              New York, New York  10281

                                                    June 8, 1997

Atlas Copco AB
105 23 Stockholm, Sweden
Attention:  Hans Ola Meyer, Director
Re: Commitment Letter

Ladies and Gentlemen:

         Atlas Copco AB (the "Company") has advised Merrill Lynch Capital Corporation ("Merrill Lynch") that it intends, directly or indirectly, to acquire (the "Acquisition") all of the issued and outstanding capital stock of a company previously identified to us as Pinta (the "Target") pursuant to a merger agreement (the "Merger Agreement") to be entered into among the Company and a wholly-owned subsidiary of the Company formed to effect the Acquisition ("Acquisition Sub"), and the Target. We understand that the Acquisition will take the form of a tender offer (the "Tender Offer") by Acquisition Sub for all of the issued and outstanding shares of common stock of the Target (all of such common stock collectively, the "Shares") and the purchase of the portion of the Shares tendered and not withdrawn pursuant to the Tender Offer (the "Tendered Shares"), which purchase shall be subject to the condition that not less than that number of the Shares (on a fully diluted basis) which would entitle the Company to approve the Merger without the affirmative vote of any other securityholder or any other person be tendered and not withdrawn pursuant to the Tender Offer. You have advised Merrill Lynch that certain holders of not less than 70% of the outstanding Shares have agreed to tender such Shares in the Tender Offer. We further understand that the Tender Offer price will not exceed $32 per Share and the aggregate purchase price for all of the Shares will not exceed $950,000,000. We further understand that, in connection with the launching of the Tender Offer, the Company intends to give notice to the lenders thereunder of its intention to repay all indebtedness (and terminate all commitments to make extensions of credit) under the existing $250,000,000 syndicated credit facility of the Company agented

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                                      -2-


by Enskilda (the "Refinanced Debt"). In addition, after consummation of the Tender Offer the Company intends to (x) repay (including by tender offer (the "Note Tender Offer")) the existing public debt securities (the "Public Notes") of the Target aggregating approximately $67,000,000, or make other arrangements satisfactory to Merrill Lynch with respect to the Public Notes, and (y) repay all indebtedness and terminate all commitments to make extensions of credit under all credit arrangements of the Target and its subsidiaries, aggregating approximately $160,000,000 (the transactions in clauses (x) and (y), the "Target Debt Repayment").

         The Acquisition, the Target Debt Repayment, the Tender Offer, the repayment of all debt and cancellation of all commitments to make extensions of credit under the Refinanced Debt (the "Existing Debt Repayment"), and the entering into and borrowings under the Credit Facility herein described are herein referred to as the "Transactions." Pursuant to the Merger Agreement, after the consummation of the Tender Offer, Acquisition Sub will merge (the "Merger") into the Target and the Target will be the survivor. We further understand that the precise structure of the Transactions will be under continuing consideration, may vary from the foregoing and will be subject to our mutual agreement.

         You have advised Merrill Lynch that the total consideration necessary to effect the Transactions will not exceed $1,450,000,000 (excluding fees and expenses).

         You have requested that Merrill Lynch commit to provide to the Company $400,000,000 of an up to $1,500,000,000 aggregate principal amount of senior revolving credit facility (the "Credit Facility"), of which up to $100,000,000 will be available as a U.S. dollar swing line subfacility (appropriately adjusted to reflect the actual size of the Credit Facility). It is anticipated that drawings under the Credit Facility will be available to be made in the currencies specified in the Term Sheet (as defined below).

         You have advised Merrill Lynch that the Company may issue commercial paper in an amount sufficient to effect the Transactions, in which event the Credit Facility would be available as a backup for such commercial paper issuance. You have advised Merrill Lynch that no other financing other than the Company's commercial paper program and/or the Credit Facility will be incurred or be necessary to effect the Transactions.

         Accordingly, subject to the terms and conditions set forth below, Merrill Lynch hereby agrees with you as follows:

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                                      -3-

         1. Commitment. Merrill Lynch hereby commits to the Company to provide $400,000,000 of the Credit Facility to the Company and to use its best efforts to assemble a syndicate of financial institutions (together with Merrill Lynch, the "Lenders") to provide the balance of the Credit Facility ($1,100,000,000), in each case upon the terms and subject to the conditions set forth or referred to herein, in the fee letter (the "Fee Letter") dated the date hereof and delivered to you and in the Summary of Terms and Conditions attached hereto (and incorporated by reference herein) as Exhibit A (the "Term Sheet"). The initial extensions of credit under the Credit Facility will occur not earlier than simultaneously with the consummation of the Tender Offer and the Existing Debt Repayment. If the size of the Credit Facility exceeds $400,000,000, the syndication and allocations of such commitments in excess of $400,000,000 related to such Credit Facility shall be satisfactory to Merrill Lynch and the Borrower. Merrill Lynch reserves the right to designate any of its affiliates to fund Merrill Lynch's commitment hereunder.

         It is a condition of Merrill Lynch's commitment hereunder that Merrill Lynch act as sole and exclusive arranger of and syndication agent for (the "Arranger") the Credit Facility, it being understood and agreed that the Arranger will perform all functions and exercise all authority (including, without limitation, (a) serving as sole manager of the syndication effort,
(b) selecting counsel for the Arranger, and (c) negotiating definitive documentation for the Credit Facility (the "Credit Documents")) customarily performed and exercised by agent banks in such capacity. The appointment of any co-agents for the Credit Facility would be subject to the prior approval of Merrill Lynch. The co-agent title and other titles awarded to syndicate participants would not entail any role with respect to the matters referred to in this paragraph without the prior consent of Merrill Lynch. Merrill Lynch may select after consultation with you Lenders reasonably acceptable to you to act as a facility agent (in such capacity, the "Facility Agent") to perform such ministerial and administrative functions as Merrill Lynch, in its reasonable discretion, may desire and as swing line agent (the "Swing Line Agent") to perform swing line facility functions under the Credit Facility.

         2. Syndication. Merrill Lynch reserves the right and intends, prior to or after the execution of the Credit Documents, to syndicate all or a portion of its commitment to one or more Lenders that will become parties to the Credit Documents, and in that connection, promptly following your acceptance of Merrill Lynch's commitment hereunder, Merrill Lynch will commence the syndication of the Credit Facility to such Lenders. You agree that no Lender will receive compensation outside the terms contained herein and in the Fee Letter in order to obtain its commitment to

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                                      -4-

participate in the Credit Facility. It is understood and agreed that, except as otherwise provided in the Fee Letter, the amount and distribution of the fees and other compensation referred to herein among the Lenders and to any Administrative Agent (or any co-agent) will be at Merrill Lynch's sole discretion. It is understood and agreed that Merrill Lynch will manage all aspects of the syndication (but will consult with you in such matters), including, without limitation, decisions as to the selection of potential Lenders reasonably acceptable to you to be approached and when they will be approached, when their commitments will be accepted, which Lenders will participate, any naming rights (including the naming of co-agents, subject to your reasonable approval) and the final allocations of the commitments among the Lenders.

         You agree actively to assist Merrill Lynch in achieving a timely syndication that is satisfactory to Merrill Lynch. The syndication efforts will be accomplished by a variety of means, including direct contact during the syndication between senior management (including, but not limited to, the chief executive officer, chief financial officer and treasurer of the Company and/or the Target) and advisors and affiliates of the Company and/or the Target on the one hand and the proposed syndicate Lenders on the other hand. To assist Merrill Lynch in its syndication efforts, you agree that you will, promptly, upon Merrill Lynch's request, (a) provide, and cause your affiliates and advisors to provide, and use your best efforts to have the Target provide, to Merrill Lynch all information reasonably deemed necessary by Merrill Lynch to complete successfully the syndication, including but not limited to, information and projections (including, without limitation, any updated projections requested by Merrill Lynch) prepared by you or on your behalf relating to the transactions contemplated hereby, and (b) to assist, and to cause your affiliates and advisors to assist, and use your best efforts to have the Target assist, Merrill Lynch in the preparation of a confidential information memorandum and other marketing materials to be used in connection with the syndication, including making available representatives of the Company and/or the Target and their respective subsidiaries. You also agree to use your best efforts to ensure that Merrill Lynch's syndication efforts benefit from your existing lending relationships. Your assistance in connection with the syndication will also include, if Merrill Lynch so requests, your assisting Merrill Lynch in obtaining for the Company (at the sole expense of the Company) credit ratings from one or more nationally recognized rating agencies. You further agree that Merrill Lynch shall have a reasonable period of time to syndicate the Credit Facility and, in any event, shall not be obligated to make any advances under the Credit Facility (x) until the date which is at least 23 business days following the effectiveness of a definitive merger agreement with respect to the Acquisi-

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                                      -5-

tion, or (y) if the information memorandum described above is not distributed to prospective Lenders within eight business days following such effectiveness. It is understood and agreed that Merrill Lynch shall be entitled, with your prior written consent (which shall not be unreasonably withheld or delayed), to change the structure and terms and provisions of the Credit Facility as described herein and in the Term Sheet (provided that the aggregate principal amount of the Credit Facility, taken as a whole, remains the same) if Merrill Lynch deems such action advisable in order to ensure a successful syndication (including Merrill Lynch achieving a hold level acceptable to Merrill Lynch and the Company) or an optimal credit structure.

         3. Fees. As consideration for Merrill Lynch's commitment hereunder and its agreement to arrange, manage and structure the Credit Facility and its agreement to use its best efforts to syndicate the Credit Facility, you agree to pay to Merrill Lynch the fees as set forth in the Term Sheet and in the Fee Letter. You agree that, once paid, such fees and any part thereof shall be nonrefundable under any and all circumstances and regardless of whether the transactions or borrowings contemplated hereby are consummated. All such fees shall be paid by wire transfer of immediately available funds in United States dollars and free of all withholding taxes (for which you agree to indemnify the recipient thereof).

         4. Conditions. Merrill Lynch's commitment hereunder is subject to the negotiation, execution and delivery of definitive Credit Documents satisfactory in all respects to Merrill Lynch and its counsel. Such definitive documentation shall reflect the terms and conditions set forth herein and in the Term Sheet and contain such other indemnities, covenants, representations and warranties, events of default, conditions precedent, security arrangements and other terms and conditions as are satisfactory to Merrill Lynch and the Company, modified as appropriate to reflect the terms of the Transactions and the financial condition of the Company, the Target and their respective subsidiaries. Our willingness to provide our commitment in respect of the Credit Facility is further subject to review of the Merger Agreement, tender offer documents and other documents relating to the Acquisition and the other Transactions and to our reasonable satisfaction with the terms and conditions thereof (including the price of the Note Tender Offer) and that the Company and Target shall have entered into the Merger Agreement and the Merger Agreement being in full force and effect. Those matters that are not covered by or made clear under the provisions hereof or of the Term Sheet are subject to the approval and agreement of Merrill Lynch and you (it being understood that the terms and conditions of the Credit Documents shall not be inconsistent with the terms and conditions set forth herein or in the Term Sheet).

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                                      -6-

         Merrill Lynch's commitment hereunder is also subject to (a) there shall not have occurred or become known (i) in the judgment of Merrill Lynch any material adverse change (or any development involving a prospective material adverse change) or any condition or event that could reasonably be expected to result in a material adverse change in the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties or material agreements of the Company or the Target, individually or together with their respective subsidiaries taken as a whole, as the case may be (and before and after giving effect to the Transactions), in each case since the date of the latest audited financial statements of the Company and the Target, respectively, delivered to Merrill Lynch, (ii) any facts or circumstances discovered by Merrill Lynch in the course of its ongoing due diligence investigation of the Company, the Target and the Transactions, including (without limitation) its review of the historical, pro forma and projected consolidated financial statements of the Company and/or the Target and their respective subsidiaries, which (x) Merrill Lynch believes could, individually or in the aggregate, have a material adverse effect on the Transactions or the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties or material agreements of the Company or the Target, individually or together with their respective subsidiaries taken as a whole, as the case may be (and before and after giving effect to the Transactions) or (y) would be materially inconsistent with the assumptions underlying the Projections (as defined below in Section 5),
(iii) any transaction (other than the Transactions) entered into by the Company or the Target or any of their respective subsidiaries, whether or not in the ordinary course of business, that in Merrill Lynch's judgment is material to the Company or the Target, individually or together with their respective subsidiaries, taken as a whole, or (iv) any dividend or distribution of any kind declared or paid by the Company or the Target on its capital stock not in the ordinary course; (b) no material adverse change (or development involving a prospective material adverse change) shall have occurred in the United States or English loan syndication or financial, banking, currency or capital market conditions generally from those in effect on the date hereof that, individually or in the aggregate, in the judgment of Merrill Lynch could reasonably be expected to adversely affect the consummation of the Transactions or the other transactions contemplated by this Commitment Letter or adversely affect the ability of Merrill Lynch to successfully syndicate the Credit Facility (it being understood that the consummation of a successful syndication is not a condition to Merrill Lynch's commitment hereunder); no banking moratorium shall have been declared by United States Federal, English or New York State banking authorities and shall be continuing; (c) the Target, the Company and their respective

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                                      -7-

subsidiaries shall not have syndicated or issued, attempted to syndicate or issue, announced or authorized the announcement of the syndication or issuance of, or engaged or discussion concerning the syndication or issuance of, any debt facility or debt security of the Target, the Company or any of their respective subsidiaries, including renewals thereof, except that the Company may continue and increase its existing commercial paper program, backstopped on and after the date of execution and delivery of the Credit Documentation (the "Closing Date") only by the Credit Facility; and (d) the satisfaction of the other terms and conditions set forth or referred to herein (including, without limitation, those set forth in Sections 1, 2 and 5) and in the Term Sheet. For purposes of this Commitment Letter and the Term Sheet, the "subsidiaries" of the Company shall be deemed to include those who will become subsidiaries of the Company in connection with the Transactions.

         5. Information and Investigations. You hereby represent and covenant that (a) all information and data (excluding financial projections) concerning the Company, its subsidiaries, the Target, the Transactions and the other transactions contemplated hereby (the "Information") that have been made or will be prepared by or on behalf of you or any of your affiliates or authorized representatives or advisors and that have been or will be made available to Merrill Lynch by you or on your behalf in connection with the transactions contemplated hereby, taken as a whole, is and will be complete and correct in all material respects and does not and will not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made, and (b) all financial projections concerning the Company, the Target, their respective subsidiaries and the transactions contemplated hereby (the "Projections") that have been prepared by or on behalf of you or any of your affiliates or authorized representatives and that have been or will be made available to Merrill Lynch by you or on behalf of you or any of your affiliates or authorized representatives or advisors in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions believed by you to be reasonable. You agree to supplement the Information and the Projections from time to time until the Closing Date and, if requested by Merrill Lynch, for a reasonable period thereafter necessary to complete the syndication of the Credit Facility so that the representation and covenant in the preceding sentence remain correct. In arranging the Credit Facility, including the syndication thereof, Merrill Lynch will be using and relying primarily on the Information and the Projections without independent check or verification thereof.

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                                      -8-

         Merrill Lynch has completed a substantial portion of its due diligence investigation of the Company and the Target and is pleased to confirm that it is satisfied with the results thereof to date. However, we will need the opportunity to complete the remaining portion of our due diligence efforts necessary to substantiate the financial, legal and factual premises upon which our commitment is based. Merrill Lynch's commitment hereunder is based upon the accuracy and completeness of the financial and other information provided to us by or on behalf of you and is subject to Merrill Lynch being afforded the opportunity to complete the remainder of its customary due diligence investigation with respect to each of the Company, the Target, their respective subsidiaries, the Transactions, including (without limitation) in respect of business, financial, tax, accounting, environmental, and other contingent obligation matters, and other structural, legal and regulatory matters. If Merrill Lynch's ongoing due diligence investigation discloses information, or Merrill Lynch otherwise discovers information not previously disclosed to it, that Merrill Lynch believes has had or could have, individually or in the aggregate, a materially adverse impact on the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties or material agreements of the Company or the Target, individually or together with their respective subsidiaries taken as a whole, as the case may be (and before and after giving effect to the Transactions), or on the tax or accounting consequences of the Transactions, then Merrill Lynch (a) shall be entitled to decline to participate in the financing contemplated hereby or (b) may, in its sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for Merrill Lynch and the other Lenders. In any such event, Merrill Lynch shall not be responsible or liable for any damages which may be alleged as a result of its failure, in accordance with the terms of this Commitment Letter, to provide its commitment in respect of the Credit Facility.

         6. Indemnification. By executing this Commitment Letter, you agree to indemnify and hold harmless Merrill Lynch and each of the other Lenders and their respective officers, directors, employees, affiliates, agents and controlling persons (Merrill Lynch and each such other person being an "Indemnified Party") from and against any and all losses, claims, damages and liabilities, joint or several, to which any such Indemnified Party may become subject arising out of or in connection with or relating to this Commitment Letter, the Fee Letter, the Term Sheet, the Credit Facility, the loans under the Credit Facility, the use of proceeds of any such loan, any of the Transactions or any related transaction and the performance by Merrill Lynch or any of its affiliates of the services contemplated by this Commitment Letter and will reimburse any Indemnified Party for any and all reasonable expenses (including counsel fees and expenses) as they are


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                                       -9-

incurred in connection with the investigation of or preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of the Company or any of its affiliates and whether or not any of the transactions contemplated hereby are consummated or this Commitment Letter is terminated. You will not be liable under the foregoing indemnification provision to an Indemnified Party to the extent that any loss, claim, damage, liability or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party's willful misconduct, bad faith or gross negligence.

         You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company, the Target or their respective security holders or creditors related to or arising out of or in connection with this Commitment Letter, the Fee Letter, the Term Sheet, the Credit Facility, the loans under the Credit Facility, the use of proceeds of any such loan, any of the Transactions or any related transaction or the performance by Merrill Lynch or any of its affiliates of the services contemplated by this Commitment Letter, except to the extent that any loss, claim, damage or liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party's willful misconduct, bad faith or gross negligence.

         You agree that, without Merrill Lynch's prior written consent, you will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification has been or could be sought under the indemnification provisions of this Commitment Letter (whether or not Merrill Lynch or any other Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent (i) includes an unconditional written release in form and substance satisfactory to the Indemnified Parties of each Indemnified Party from all liability arising out of such claim, action or proceeding and (ii) does not include any statement as to an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party.

         In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against you or any of your affiliates in which such Indemnified Party is not named as a defendant, you agree to reimburse Merrill Lynch for all reasonable expenses incurred by it in connection with such Indemnified Party's appearing and

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                                       -10-

preparing to appear as such a witness, including, without limitation, the fees and disbursements of its legal counsel.

         7. Costs and Expenses. By executing this Commitment Letter, you agree to reimburse Merrill Lynch and its affiliates upon request made from time to time for their reasonable out-of-pocket expenses (including, without limitation, expenses of Merrill Lynch's due diligence investigation, consultants' fees (if such consultants are engaged by Merrill Lynch with your consent (which consent shall not be unreasonably withheld or delayed)), syndication expenses, appraisal and valuation fees and expenses, travel expenses, and the reasonable fees, disbursements and other charges of counsel) incurred in connection with the Credit Facility and the negotiation, preparation, execution and delivery, waiver or modification, administration, collection and enforcement of this Commitment Letter, the Term Sheet, the Fee Letter, the Credit Documents and the security arrangements in connection therewith.

         8. Confidentiality. You agree that this Commitment Letter, the Term Sheet, the Fee Letter, the contents of any of the foregoing and Merrill Lynch's and/or its affiliates' activities pursuant hereto or thereto is confidential and shall not be disclosed by you to any person without the prior written consent of Merrill Lynch, other than your officers, directors, employees, accountants, attorneys and other advisors, and then only in connection with the Transactions and on a confidential and need-to-know basis, except that, following your acceptance hereof (and payment of any fees due and payable upon such acceptance as set forth in the Fee Letter), you may (x) make such filings of this Commitment Letter and the Term Sheet (but not the Fee Letter or any information regarding any matter related to the Fee Letter) with the United States Securities and Exchange Commission (the "SEC") as are required by the United States federal securities laws and applicable rules and regulations thereunder in connection with the Tender Offer and the Merger and describe the contents of this Commitment Letter and the Term Sheet (but not the Fee Letter or any information regarding any matter related to the Fee Letter) in any document filed by the Company with the SEC in connection therewith, and (y) provide a copy of this Commitment Letter and the Term Sheet (but not the Fee Letter or any information regarding any matter related to the Fee Letter) on a confidential basis to the Target and their respective officers, directors, employees, accountants, attorneys and other advisors, and you may make such other public disclosures of the terms and conditions hereof as you are required by applicable law or compulsory legal process to make; provided, however, that if such disclosure is required by applicable law or compulsory legal process you agree to give Merrill Lynch reasonable notice to afford Merrill Lynch the opportunity to seek a protective order and to cooperate with Merrill Lynch in securing such a protective order. You agree that you will permit Merrill Lynch to review and approve any reference to Merrill Lynch in connection with the Credit Facility or the transactions contemplated hereby contained in any press release or similar public disclosure prior to public release.

         9. Termination. In the event that (i) you have not accepted this Commitment Letter by June 9, 1997 or executed a definitive Merger Agreement with the Target in form and substance acceptable to Merrill Lynch on or prior to June 9, 1997; (ii) the Closing Date does not occur on or before July 31, 1997;
(iii) any circumstance described in clause (a), (b), or (c) of the second paragraph of Section 4 shall have occurred; (iv) the Tender Offer is terminated without any Shares being purchased and the abandonment of the effort to acquire the Target; or (v) the Target accepts an acquisition or recapitalization proposal other than that of the Company or upon the termination of an executed acquisition agreement between the Company and the Target, this Commitment Letter and Merrill Lynch's commitment hereunder shall terminate (upon written notice by Merrill Lynch with respect to clause (ii) of this sentence) unless Merrill Lynch shall, in its discretion, agree to an extension. Notwithstanding the foregoing, the compensation, reimbursement, indemnification and confidentiality provisions hereof and of the Term Sheet and the Fee Letter and Sections 11 and 14 of this Commitment Letter shall survive any termination of this Commitment Letter or Merrill Lynch's commitment hereunder.

         10. Assignment, Etc. This Commitment Letter and Merrill Lynch's commitment hereunder shall not be assignable by either party hereto without the prior written consent of the other party hereto, and any attempted assignment shall be void and of no effect; provided, however, that nothing contained in this Section shall prohibit Merrill Lynch (in its sole discretion) from
(i) performing any of its duties hereunder through any of its affiliates, including Merrill Lynch, Pierce, Fenner & Smith Incorporated, and you will owe any related duties (including those set forth in Section 2 above) to any such affiliate, and (ii) granting participations in, or selling assignments of all or a portion of, the commitments or the loans under the Credit Facility pursuant to arrangements satisfactory to Merrill Lynch. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto.

         11. GOVERNING LAW. THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW). The Company hereby irrevocably submits to the jurisdiction of any New York State or Federal court sitting in The City of New York, New York County, in any action or proceeding arising out of or relating to this Commitment Letter or the Fee Letter, and the Company hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such New York
State court or such Federal court. The Company hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The Company hereby irrevocably consents to the service of copies of any summons and complaint and any other process which may be served in any such action or proceeding by certified mail, return receipt requested, or by delivering a copy of such process to the Company, at its address specified in Section 16 or by any other method permitted by law. The Company agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or by any other manner provided by law.

         12. Execution in Counterparts. This Commitment Letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Commitment Letter by telecopier shall be effective as delivery of a manually executed counterpart of this Commitment Letter.

         13. Amendments, Etc. No amendment or waiver of any provision of this Commitment Letter, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto and then any such waiver, consent or approval shall be effective only in the specific instance and for the specific purpose for which given. By executing this letter, you acknowledge that this Commitment Letter and the Fee Letter are the only agreements between you and Merrill Lynch with respect to the Credit Facility and set forth the entire understanding of the parties with respect thereto.

         14. Waiver of Jury Trial. Each of you and Merrill Lynch (in each case on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of any of the Transactions, the other transactions contemplated by, or the performance by Merrill Lynch or any of its affiliates of the services contemplated by, this Commitment Letter.

         15. Public Announcements. You acknowledge that Merrill Lynch may, at its option and expense, place an announcement in such newspapers and periodicals as it may choose, stating that Merrill
Lynch has acted in the capacity set forth in this Commitment Letter.

         16. Notices. Any notice given pursuant to any of the provisions of this agreement shall be in writing and shall be mailed or delivered, if to you, at your address set forth on page one of this agreement to the attention of Hans Ola Meyer, Director, and, if to Merrill Lynch, at the offices of Merrill Lynch, Merrill Lynch World Headquarters, North Tower, World Financial Center, New York, New York 10281, Attention: Mike Zupon, with a copy to Michael E. Michetti, Esq., at Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005.

                         [Signature Page Follows]

          Please confirm that the following correctly sets forth our agreement of the terms hereof and the Fee Letter by signing and returning to Merrill Lynch the duplicate copy of this letter and Fee Letter enclosed herewith. Upon your acceptance hereof, this letter shall constitute a binding agreement between you and Merrill Lynch; provided Merrill Lynch shall have received your executed duplicate copies not later than 5:00 p.m., New York City time, on June 9, 1997, at which time Merrill Lynch's commitment hereunder will expire in the event Merrill Lynch has not received such executed duplicate originals.

          We are pleased to have this opportunity and we look forward to working with you on this transaction.

                              Very truly yours,

                              MERRILL LYNCH CAPITAL CORPORATION
                              By: /s/ Michael Zupon
                                 -------------------------------
                              Name:  Michael Zupon
                              Title:  Managing Director

Accepted and agreed to as of
the date first written above:

ATLAS COPCO AB

By:  /s/ Hans Ola Meyer
    --------------------------
     Name: Hans Ola Meyer
     Title: Director


By:  /s/ Hans Sandberg
    -------------------------
     Name: Hans Sandberg
     Title: Director

CONFIDENTIAL

                                                                    EXHIBIT A



                              Atlas Copco AB
 Up to US$1.5 Billion Multi-Currency Revolving Credit and Swingline Facility
                        Summary Terms and Conditions



Borrower:                    Atlas Copco AB (the "Borrower").

Facility Type:               Multi-Currency Revolving Credit and Swingline
                             Facility (the "Facility")

Facility Amount:             Up to US$1,500,000,000 or the equivalent in
                             Agreed Optional Currencies, of which up to a total of US$100 million (appropriately adjusted for Facility size) may be drawn via a U.S.
                             Dollar swingline facility (the "Swingline
                             Facility").

Agreed Optional Currencies:  Deutsche Marks, Swiss Francs, French Francs and,
                             to the extent freely available to the Banks, Dutch Guilders.

Transactions:                The Borrower intends, directly or indirectly, to
                             acquire (the "Acquisition") all the issued and outstanding capital stock of a company previously disclosed to the Arranger (the
                             "Target") pursuant to a merger agreement (the
                             "Merger Agreement") to be entered into between the Borrower,a wholly-owned subsidiary of the Borrower formed to effect the Acquisition (the
                             "Acquisition Sub") and the Target. The
                             Acquisition will take the form of a tender offer
                             (the "Tender Offer") by the Acquisition Sub for all the issued and outstanding shares of common stock of the Target (the "Shares") and the purchase of the portion of the Shares tendered and not withdrawn pursuant to the Tender Offer
                             (the "Tendered Shares"), which purchase will be subject to the condition that not less than the number of the Shares (on a fully diluted basis) which would entitle the Borrower to approve the Merger without the affirmative vote of any other security-holder or any other person be tendered and not withdrawn pursuant to the Tender Offer.

                             In connection with the launching of the Tender Offer, the Borrower intends to give notice to the lenders thereunder of its intention to repay all financial indebtedness (and terminate all commitments to make extensions of credit) under its existing US$250 million syndicated revolving credit and swingline facility (for which Enskilda acts as facility agent) (the "Refinanced Debt") but shall continue and increase its Commercial Paper program (subject to the Facility being the sole back stop facility therefor). In addition, after consummation of the Tender Offer, the Borrower intends (x) to repay the existing public debt securities of the Target aggregating approximately US$67 million (or to make other satisfactory arrangements with respect to those securities) and (y) to repay all other financial indebtedness and terminate all commitments to make extensions of credit under all credit arrangements of the Target and its subsidiaries aggregating approximately US$160 million (the transactions in (x) and (y), the "Target Debt Repayment").

                             Pursuant to the Merger Agreement, after
                             consummation of the Tender Offer, the
                             Acquisition Sub will merge (the "Merger") into the Target and the Target will be the survivor.

                             The Acquisition, the Target Debt Repayment, the Tender Offer, the Merger, the repayment of all financial debt and the cancellation of all commitments to make extensions of credit under the Refinanced Debt (the "Existing Debt Repayment") and the entering into the Merrill Lynch Facility Agreement are herein referred to as the "Transactions").

Purpose: The Facility will be available initially to provide funds for and/or to backstop issuances of Commercial Paper made for the purpose of providing funds for (i) financing the Tender Offer and the Acquisition for aggregate consideration not to exceed US$950 million and to effect the Existing Debt Repayment, and (ii) paying fees and expenses in connection with the Transactions.

                             Thereafter the Facility will be available as a Commercial Paper backstop facility and for general corporate purposes (including without limitation to finance the Target Debt Repayment).

Arranger and Syndication     Merrill Lynch & Co. will act as sole and
Agent                        exclusive arranger and syndication agent (the
                             "Arranger") for a syndicate of participating
                             Banks.

Facility Agent and           Each a Bank to be mutually agreed by the Borrower
Swingline Agent              and the Arranger.

Participating Banks:         Merrill Lynch Capital Corporation ("Merrill Lynch")
                             and a group of international banks (the "Banks"), as mutually agreed between the Borrower and the Arranger.

Termination of commitments:  The commitments in respect of the Facility will terminate in their entirety on 31st July 1997 if the Closing Date for the Tender Offer does not occur on or before that date. Terminated commitments may not be reinstated.

Maturity:                    Five years from the date of execution and delivery
                             of the Credit Documentation.

Availability:                Upon satisfaction of conditions precedent, drawings
                             may be made on a fully revolving basis in minimum tranche amounts of US$10 million or the equivalent thereof in an Agreed Optional Currency and integral multiples of US$5 million (or the equivalent thereof) up to the maximum amount available under the Facility, subject to a maximum of a number of tranches (excluding any advances outstanding under the Swingline Facility) and currencies outstanding at any one time to be agreed between the Borrower and the Arranger.

Commitment Fee:              Commitment fee will be calculated on the undrawn
                             and available amount of the Facility, such calculation to be effective from the date of execution and delivery of the Credit
                             Documentation. The Commitment fee will be calculated on the basis of the actual number of days elapsed in a year of 360 days, and will be payable quarterly in arrears at the following rates:

                             Borrower's Senior Unsecured
                             Credit Rating                 Fee
                             > or = to AA- or Aa3         6.5 basis points p.a.
                             > or = to A- or A3           7.5 basis points p.a.
                             < or = to BBB+ of Baa1       10 basis points p.a.

                             However, until the earlier of 90 days after the Closing Date and such time as the Borrower's ratings by Standard and Poor's and Moody's are first published, the fee shall be at the rate of
                             7.5 basis points p.a.

                             If ratings by Standard and Poor's and Moody's are split, the lower rating applies, or if a long-term rating is no longer published or is withdrawn by either Standard and Poor's or Moody's, the BBB+ or Baa1 tier shall apply.

Interest Rate:               The aggregate of the appropriate London Inter-bank
                             Offered Rate ("LIBOR") as determined by the Facility Agent for the relevant period and currency plus the applicable margin as follows:

                             Borrower's Senior Unsecured
                             Credit Rating               Margin
                             > or = to AA- or Aa3        15.0 basis points p.a.
                             > or = to A- or A3          20.0 basis points p.a.
                             < or = to BBB+ or Baa1      22.5 basis points p.a.

                             However, until the earlier of 90 days after the Closing Date and such time as the Borrower's ratings by Standard and Poor's and Moody's are first published, the margin shall be 20.0 basis points p.a.

                             If ratings by Standard and Poor's and Moody's are split, the lower rating applies, or if a long-term debt rating is no longer published or is withdrawn by either Standard and Poor's or Moody's, the BBB+ or Baa1 tier shall apply.

                             Interest will be payable at the end of each interest period, except that for any interest period in excess of 3 months, accrued interest will be payable after each 3 months. Interest will be calculated on the basis of the actual number of days elapsed in a year of 360 days.

Utilisation Fee:             The Borrower shall pay a Utilisation Fee
                             quarterly in arrears to the Facility Agent on behalf of the Banks calculated on the average utilisation of the Facility during the preceding three months as follows:

                             Utilisation              Fee
                             0 - 50%                  Nil
                             51 - 100%                2.5 basis points p.a.

Interest Periods:            1, 3 or 6 months or such other period as may be
                             agreed from time to time by the Banks (subject to a maximum number of drawings of one month maturity in any one year to be agreed between the Borrower and the Arranger).

Cancellation:                The undrawn portion of the Facility may be
                             cancelled in whole or in part in minimum amounts of US$10 million and integral multiples of US$5 million or equivalent thereof in an Agreed
                             Optional Currency by the Borrower without penalty, upon 30 days' prior written notice to the Facility Agent. Amounts cancelled may not be re-drawn.

Swingline Availability
----------------------

U.S. Dollar Swingline        Up to US$100 million of the overall Facility
 Facility Amounts:           (appropriately adjusted for Facility size) will
                             be available to be drawn under the U.S. Dollar
                             Swingline Facility.

U.S. Dollar Swingline        Upon satisfaction of conditions precedent,
Facility Availability:       drawings may be made in minimum tranche amounts
                             of US$10 million and integral multiples of US$5 million (or such other minimum amounts and/or multiples as may be appropriate having regard to Facility size). Swingline advances will be available on a same day basis up to the maximum amount available under the Swingline Facility.

                             Advances will be drawn on a daily basis for up to a maximum of 5 consecutive New York business days.

U.S. Dollar Swingline        Interest will accrue at the higher of the Prime
Facility Interest Rate:      Rate of the Swingline Agent and 50 basis points
                             above the Federal Funds Rate (as quoted by the Swingline Agent) for overnight deposits plus the applicable margin as described above.

Terms Applicable to the overall Facility
----------------------------------------

Taxes: All payments by the Borrower shall be made free and clear of all withholdings, taxes and deductions.

Documentation:               The Facility will be evidenced by a facility
                             agreement (the "Merrill Lynch Facility
                             Agreement") between the Arranger, the
                             Borrower, the Facility Agent, the Swingline
                             Agent and the Banks containing provisions usual for facilities and transactions of this type and reasonably acceptable to the Borrower and the Arranger. The Merrill Lynch Facility
                             Agreement will be prepared by Cahill Gordon &
                             Reindel and Linklaters & Paines, legal advisers to the Arranger, and as far as appropriate will be substantially in the form of the US$250 million Agreement dated 24th February 1995.

Governing Law:               English law.

Conditions Precedent:        The Facility shall become available to the
                             Borrower only upon satisfaction (all in a manner in all respects satisfactory to the Arranger) of conditions precedent usual for facilities and transactions of this type and the conditions precedent specified below and in the Commitment Letter, and of such additional conditions precedent as may be required by the Arranger. The date on which the Arranger notifies the Borrower it is so satisfied shall be the "Effective Date".

                             In particular availability of the Facility shall be subject to execution and delivery of the Merrill Lynch Facility Agreement in form and substance satisfactory to the Banks; delivery of borrowing requests; accuracy of representations and warranties; absence of defaults and material litigation; evidence of authority; compliance with laws; adequate insurance; and payment of fees and legal and other expenses.

Additional Conditions to     The Effective Date will not occur unless the
Effective Date:              following additional conditions are satisfied
                             as set out above:

                           - The delivery, on or prior to the Effective Date,
                             of (a) legal opinions in form and substance satisfactory to the Arranger as to matters of applicable US, English and Swedish law, (b) officers' certificates, together with the accompanying charter documents and corporate resolutions in form and substance satisfactory to the Arranger, and (c) such other closing documents customary for such agreements or reasonably requested by the Arranger.

                           - The Board of Directors of the Borrower and the
                             Target shall have approved the Tender Offer and the Merger, The Acquisition Sub and the Target shall have entered into the Merger Agreement and the Merger Agreement shall be in full force and effect. The terms, conditions and structure of the Tender Offer and the Merger, including any amendments thereto (and the documents therefor) including, without limitation, the price per Share, shall be in form and substance satisfactory to the Arranger and the Banks. All Tendered Shares shall have been accepted for payment in accordance with the terms of the Tender Offer.

                           - The Borrower shall, upon consummation of the
                             Tender Offer, own and control such number of Shares as shall be necessary to approve the Merger without the affirmative vote or approval of any other security-holder or any other person. The Tender Offer and the financing therefor shall be in compliance with all laws and regulations. Any state antitakeover law, if any, regulating the Tender Offer or the Merger shall have been complied with or shall have been determined by the Arranger and the Banks to be invalid or inapplicable to the Tender Offer and the Merger. The Arranger shall have received copies, certified by the Borrower, of all filings made with any governmental authority in connection with the Tender Offer, the Merger or the other Transactions.

                           - The Target shall not have any "poison pill"
                             rights or shall have redeemed such rights at a nominal price, or the Arranger and the Banks shall otherwise be satisfied that such rights are null and void applied to the Tender Offer and the Merger.

                           - All conditions in the Tender Offer shall have
                             been satisfied, and not waived, amended, supplemented or otherwise modified except with the consent of the Arranger and the Banks, to the satisfaction of the Arranger and the Banks. The purchase price for the Tendered Shares shall not exceed US$32.00 per share.

                           - All requisite third party and governmental
                             authorities in the United States, Sweden and elsewhere shall have approved or consented to the Transactions and the other transactions contemplated hereby (without the imposition of any burdensome conditions) and all such approvals and consents shall be in full force and effect. All applicable waiting periods shall have expired without any action being taken by any competent authority which restrains, prevents or imposes materially adverse conditions upon the Transactions.

                           - There shall not have occurred or become known
                             (a) any material adverse change or any condition or event which could reasonably be expected to result in a material adverse charge in the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties or material agreements (each, a "Material Adverse Change") of the Borrower of the Target, individually or together with their respective subsidiaries taken as a whole, as the case may be (and before and after giving effect to the Transactions),
                             (b) any facts or circumstances discovered by the Banks in the course of their ongoing due diligence investigation, including (without limitation) their review of the historical, pro forma and projected consolidated financial statements of the Borrower and/or the Target and their respective subsidiaries reflecting the forecasted financial condition, income and expenses of the Borrower and/or the Target and their respective subsidiaries after giving effect to the Transactions and the other transactions contemplated hereby, which (x) the Banks reasonably believe could, individually or in the aggregate, have a material adverse effect on the Transactions or result in a Material Adverse Change with respect to the Borrower and/or the Target, individually or together with their respective subsidiaries taken as a whole, as the case may be (and before and after giving effect to the Transactions) or
                             (y) would be materially inconsistent with the assumptions underlying the projections, (c) any transaction (other than the Transactions) entered into by the Borrower or the Target or any of their respective subsidiaries, whether or not in the ordinary course of business, which is material to the Borrower or the Target, individually or together with their respective subsidiaries taken as a whole, or (d) any dividend or distribution of any kind declared or paid by the Borrower or the Target on its capital stock.

                           - There shall not exist any threatened or
                             pending action, proceeding or counterclaim by or before any court or governmental, administrative or regulatory agency or authority in the United States, Sweden or elsewhere (a) challenging the consummation of any of the Transactions or which would restrain, prevent or impose burdensome conditions on the Transactions, (b) seeking to prohibit the ownership or operation by the Borrower or any of its subsidiaries of all or a material part of any of their business or assets of those of the Target, or (c) seeking to obtain, or having resulted in the entry of, any judgment, order or injunction which (i) could reasonably be expected to result in a Material Adverse Change, (ii) could purport to affect the legality, validity or enforceability of the Merrill Lynch Facility Agreement or any documents relating thereto or could have a material adverse effect on the Borrower's ability to perform its obligations under the Merrill Lynch Facility Agreement or the rights and remedies of the Banks, (iii) would be materially inconsistent with the stated assumptions underlying the projections provided to the Arranger and the Banks, or (iv) is seeking any material damages as a result thereof.

                           - Any defaults in any material agreements of the
                             Borrower or the Target which may result from the Transactions shall have been resolved or otherwise addressed in a manner reasonably satisfactory to the Arranger; and no law or regulation shall be applicable in the reasonable judgment of the Arranger which restrains, prevents or imposes materially adverse conditions upon any of the Transactions or the financing thereof.

                           - All other documentation and agreements related
                             to the Transactions or which, in the judgment of the Arranger, affects the Merrill Lynch Facility Agreement and the commitments thereunder in any respect shall be in form and substance satisfactory to the Arranger; and all conditions precedent under all documents relating to the Transactions or the financing or refinancing thereof shall have been satisfied (except to the extent such conditions have been waived with the prior consent of the Banks and Arranger).

                           - All loans and other financing to the Borrower
                             shall be in full compliance with all applicable requirements of Regulations G, T, U and X of the Board of Governors of the Federal Reserve System.

                           - The Arranger shall be satisfied that all
                             financial indebtedness shall have been repaid and all commitments shall have been cancelled with respect to the Refinanced Debt.

                           - All security interests in favour of existing
                             lenders which are to be repaid shall have been unconditionally released and evidence thereof satisfactory to the Arranger shall have been provided in writing.

                           - All accrued fees and expenses (including the
                             reasonable legal fees of the legal advisers to the Banks, the Arranger and the Facility Agents of the Banks, the Arranger and the Facility Agent in connection with the Merrill Lynch Facility Agreement shall have been paid.

                           - The Banks shall be reasonably satisfied with
                             all legal, tax and accounting matters relating to the Transactions, including, without limitation, the ability of subsidiaries of the Borrower to repatriate funds to the Borrower and the withholding tax consequences thereof.

                           - The Arranger shall have determined that
                             reasonably satisfactory insurance relating to the Borrower, the Target and their subsidiaries will be in place after the Tender Offer and the Merger.

                           - The Arranger shall be satisfied as to the
                             amount and nature of all tax and ERISA, employee retirement benefit and other contingent liabilities which the Borrower or any of its subsidiaries or the Target or any of its subsidiaries may be subject, and the plans of the Borrower and its subsidiaries with respect thereto.

                           - The Banks shall have received a satisfactory
                             pro forma balance sheet of the Borrower and its subsidiaries as at the Effective Date and after giving effect to the Transactions, which pro forma balance sheet shall be substantially in conformity with that delivered to the Banks during syndication. The Banks shall have received projected cash flow and income statements for the period of six years following the Effective Date, which projections shall be
                             (a) based upon reasonable assumptions made in good faith, (b) reasonably satisfactory to the Banks, and (c) substantially in conformity with those delivered to the Banks during syndication. The Banks shall have received (i) audited financial statements of the Target for the year ended 31st December 1996 and (ii) unaudited interim combined financial statements of each of the Borrower, the Acquisition Sub and the Target for the period ended 31st March 1997 and such financial statements shall not, in the reasonable judgment of the Banks, reflect any material adverse change in the financial condition of any of them as reflected in the financial statements or projections previously furnished to the Banks.

                           - The Banks shall have received the results of a
                             recent lien, tax and judgment search in each of the jurisdictions where assets of the Borrower, the Target and their subsidiaries are located or recorded, and such search shall reveal no liens on any of their assets except for liens permitted by the Merrill Lynch Facility Agreement or liens to be discharged in connection with the transactions contemplated hereby.

                           - The Borrower and its subsidiaries and the
                             Target and its subsidiaries shall have conducted their respective businesses in the ordinary course.

                           - All other material documentation of the
                             Borrower and its subsidiaries shall be
                             reasonably satisfactory in form and substance to the Arranger.

                           - The Banks shall have received such other legal
                             opinions, corporate documents, and other instruments and/or certificates as they may reasonably request.

                             No advances in excess of US$1,275,000,000 will be made unless and until the Target Debt Repayment has been made and the Acquisition Sub has acquired all the Shares.

Additional Conditions to     Each advance under the Facility will be subject
all Extensions of Credit:    to (a) the absence of any Event of Default or
                             Potential Event of Default, (b) continued accuracy of representations and warranties
                             (except representations and warranties made only as of a prior date), and (c) absence of any Material Adverse Change and no material adverse effect upon the ability of the Borrower to perform its obligations under the Merrill Lynch
                             Facility Agreement.

Pari Passu Ranking:          The Borrower will procure, and will cause its
                             material subsidiaries to procure, (including, without limitation, by executing all necessary agreements and instruments) that the obligations of the Borrower under the Merrill Lynch Facility
                             Agreement will rank at least pari passu with all the Borrower's and such material subsidiary's other unsecured and unsubordinated obligations.

Representations and          The Borrower will make representations and
Warranties:                  warranties customary for a facility of this
                             nature and such additional representations and warranties as may be required by the Arranger.
                             In particular it will make representations and warranties as to ERISA matters, environmental matters, use of proceeds and margin requirements. The obligations of the Banks in relation to each drawing will be subject to the representations and warranties remaining true and accurate as at the date of such drawing.

Covenants:                   To include, inter alia:

                                  (i)    Consummation of the Merger within
                                         90 days after consummation of the
                                         Tender Offer on the terms set out in
                                         the Merger Agreement (without waiver
                                         or amendment of any material term)

                                  (ii)   No material change to the Merger
                                         Agreement or any agreement related
                                         thereto without the consent of the
                                         Arranger and the majority Banks

                                  (iii)  ERISA compliance

                                  (iv)   Environmental compliance

                                  (v)    Provision of Financial Information

                                  (vi)   Negative Pledge

                                  (vii)  To effect the Target Debt Repayment
                                         and, to the extent that the Borrower
                                         is unable to purchase or procure the
                                         redemption of the public debt
                                         securities of the Target, to make
                                         arrangements with respect to such
                                         debt instruments satisfactory to the
                                         Banks

                                  (viii) Financial Covenants to be mutually
                                         agreed by the Borrower and the
                                         Arranger

                                  (ix)   Disposals Restrictions

                                  (x)    Change in nature of business.

Events of Default:           Clauses customary for a facility of this type
                             and others to be specified by the Arranger
                             (subject to grace periods, minimum amounts and other conditions to be agreed), to include without limitation the following:

                                  (i)    Non-payment

                                  (ii)   Breach of covenants

                                  (iii)  Breach of representations and
                                         warranties

                                  (iv)   Cross default on any other permitted
                                         borrowings of any member of the
                                         Group (as defined below)

                                  (v)    Insolvency of any member of the Group

                                  (vi)   Change of Control of the Borrower

                                  (vii)  Material adverse change.

Default Rate:                The applicable interest rate (including the
                             applicable margin) plus 2.00% p.a.


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

Transferability:             Until completion of syndication (as determined by
                             the Arranger) each Bank's commitment will be transferable in minimum amounts of US$10 million without consent of the Borrower but in consultation with the Borrower (unless the Borrower and the Facility Agent agree to a lesser amount or unless the assigning Bank's exposure is reduced to zero). Thereafter, each Bank's commitment will be transferable in minimum amounts of US$10 million subject to the Borrower's prior written consent, which shall not be unreasonably withheld, except that no such consent need be obtained to a transfer to any Bank (or its affiliates) or if any Event of Default has occurred and is continuing.

Reserve Requirements:        In the event of the existing requirements of any
                             central bank or other competent authority being changed, or any new such requirements being imposed, such that the overall cost to any of the Banks of providing the Facility is increased, and/or the return on capital to any of the Banks in respect of the Facility is reduced, the Borrower shall (provided it is notified of such cost as soon as the relevant
                             Bank becomes aware of it) compensate the relevant Bank or Banks by way of additional payment for the resultant higher cost and/or reduced return involved in continuing to provide the Facility to the Borrower, and may (without prejudice to its obligation to make such payment):

                                (1) cancel the relevant Bank's participation in
                                    the Facility and repay, in whole, but not in part without penalty, any drawings thereunder; or
                                (2) arrange for the transfer of the commitment
                                    of the relevant Bank or Banks thereby
                                    affected to another party.

                             Compensation for increased costs will not include capital adequacy costs resulting from the current interpretation and implementation of the matters set out in the report dated July, 1988 entitled "International Convergence of Capital Measurement and Capital Standards" issued by the Basle Committee on Banking Regulations and Supervisory Practices.

Illegality:                  In the event that it becomes illegal for any
                             Bank to lend or maintain its commitment, the Borrower shall repay that Bank and/or that Bank's commitment will be cancelled.

Expenses:                    All legal and other out-of-pocket expenses
                             incurred by the Arranger in connection with the negotiation and preparation of the Facility agreement will be for the account of the Borrower, which will also be responsible for its own legal costs.


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


* Capitalised terms used herein and not defined shall have the meanings assigned to such terms in the Commitment Letter. References herein to "US" and "U.S. Dollars" are to United States Dollars. For all purposes of this Terms Sheet, the "subsidiaries" of the Borrower shall be deemed to include those entities which will become subsidiaries of the Borrower in connection with the Transactions, and "Group" shall be deemed to include the Borrower and all such subsidiaries.


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